Issuer Free Writing Prospectus
Filed Pursuant to Rule 433
Registration No. 333-162033
July 22, 2010

FWP
NOTICE

The Teucrium Commodity Trust has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates.  Before you invest, you should read the prospectus in that registration statement and other documents that the Teucrium Commodity Trust has filed with the SEC for more complete information about the issuer and this offering.  You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov.  Alternatively, a copy of the prospectus may be obtained at http://www.teucriumcornfund.com/pdfs/corn-prospectus/pdf or by calling toll-free (888) 219-8861.

On July 21, 2010, TheStreet.com broadcast a clip of an interview with Sal Gilbertie, President of Teucrium Trading, LLC, as a video on TheStreet.com TV, TheStreet.com's video network.  A transcript of the clip, titled “New Corn ETF Set to Pop,” is set forth below.

TheStreet.com is a commercial financial news website.  TheStreet.com is wholly unaffiliated with Teucrium Trading, LLC, the Teucrium Commodity Trust, and the Teucrium Corn Fund, and neither Teucrium Trading, LLC, the Teucrium Commodity Trust, nor the Teucrium Corn Fund has made any payment or given any consideration to TheStreet.com in connection with the podcast below or any other matter published or broadcast by TheStreet.com concerning Teucrium Trading, LLC, the Teucrium Commodity Trust, and the Teucrium Corn Fund.

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Transcript of TheStreet.com TV interview with Sal Gilbertie.

July 21, 2010

TheStreet.com:  “Corn is not only good for you, it’s good for your portfolio, says Sal Gilbertie, the President of Teucrium Trading, the sponsor behind the new corn ETF.”

 Mr. Gilbertie:  “Well, it’s a very important commodity.  I think it’s second only to energy. It’s not just a food source.  It’s a polymer source.  It is in your fuel for your car.  It’s everywhere in the economy.  Twenty-five percent of the items in a grocery store have corn in them; be it a plastic or actual corn kernels.”

TheStreet.com: “The new corn ETF, ticker CORN, is the only way investors can obtain pure exposure to the commodity without opening a futures account.  Why would someone want to buy corn in the form of an ETF as opposed to buying, say, Archer Daniels Midland or Corn Products International?”

Mr. Gilbertie:  “Well, it’s direct exposure to corn.  So, you’re going to do what corn does.  The corn ETF is designed to track the price of corn in the futures pit.  So, it’s a direct holding.  The earnings of a company may be affected by something besides the raw material that they use. Whereas, if you want pure exposure to corn, this ETF gives it to you.”

TheStreet.com:  “We saw corn prices really fly up during the ethanol craze and then it came back down when ethanol calmed down.  So, what are your expectations for corn prices going forward?”

Mr. Gilbertie: “Overall, we think corn prices could spike higher over time because it’s a renewable crop.  It’s not predictable more than a year out. So, if there’s drought or some kind of disease that hits the crop, which tends to happen, that can affect prices dramatically.  Much like we saw wheat three years ago, the second year of a drought in Australia, caused wheat prices to triple.  And, corn is a much bigger crop.”

TheStreet.com:  “And what happens if the price of corn drops and the price of, say, soybeans rises?”

Mr. Gilbertie:  “In the United States, it’s very easy for farmers to switch.  It’s price driven. And, so, they’ll plant more corn or more beans depending on where the price curve is.  The rest of the world – you know, arable land is tough to find for row crops.  It’s pretty hard.  You have some growing in China.  I honestly don’t know what their growth curve is for arable acres.  But land’s in short supply.  Eventually everywhere we run out.  And, that’s why ags need to be a part of everyone’s portfolio.”

TheStreet.com: “Gregg Greenburg, TheStreet TV.”